Exhibit 99.11

PRESS RELEASE

South Africa: TotalEnergies Responds to Bloom and The Green Connection

Paris, November 22, 2022 – In response to an open letter from Bloom dated October 17, 2022 concerning TotalEnergies' gas exploration project in South Africa, Patrick Pouyanné, Chairman and Chief Executive officer of TotalEnergies, wrote today to Bloom and The Green Connection.

The content of Patrick Pouyanné's letter is provided below:

“I am writing in response to your letter of October 17 in which you indicate that you have learned of TotalEnergies' application for a production license, filed on September 5, to develop gas fields off the southern coast of South Africa.

I can confirm that TotalEnergies EP South Africa and its partners applied for a production license on September 5, following which an environmental and societal impact assessment was initiated, in accordance with South African regulations. This assessment will provide a detailed description of the project's economic, social and environmental impacts, the measures planned to preserve the environment, and the related social and economic benefits. A survey has been launched to map the marine species, including, potentially, marine mammals, to model the potential impact of production activities (especially noise) and to define any measures to be taken.

I would also like to stress that TotalEnergies E&P South Africa has already voluntarily reduced the scope of the license application by excluding the area currently classified by the South African authorities as a protected marine area.

Under South African regulations, an information and consultation process on the environmental and societal impact assessment is mandatory. The first public meeting will be held in late 2022, and all stakeholders will be invited to participate. Their observations, expectations and concerns will be considered, including through socio-economic development initiatives.

Concerning the project's contribution to reducing greenhouse gas emissions, I would emphasize that this project is expected to supply gas to the South African domestic market. South Africa's economy is still predominantly based on coal, which accounts for 80% of its current electricity generation. Access to energy, and in particular meeting the growing demand for electricity, is a major concern in South Africa, where load shedding and power cuts have been an almost daily occurrence for nearly 15 years and where air pollution from fine particles linked to coal burning is frequent. The use of gas to replace coal combustion for electricity generation halves CO2 emissions and drastically reduces air pollution. The atmosphere will benefit from the avoided emissions made possible by this gas development project.

In addition, TotalEnergies is developing a portfolio of solar and wind renewable energies in South Africa, including the Prieska solar power plant, which has been supplying more than 70,000 homes with electricity in the Northern Cape since 2016, and projects won recently in tenders organized by the government and non-State-owned companies.

In South Africa, TotalEnergies is positioning itself in accordance with public policy to contribute to the evolution of the country's energy mix as part of a just transition that will require a move away from coal, a sharp increase in renewable energies, and the use of gas as a transition fuel.

Our teams remain available to discuss the challenges addressed by your organizations, as well as your concerns and expectations of TotalEnergies.

Given the publicity you have given to your letter of October 17 before waiting for us to respond, we also intend to make this letter public. “

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l  presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).